UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of November 2005
CELANESE AG
(Exact name of Registrant as Specified in its Charter)
CELANESE CORPORATION
(Translation of Registrant’s name into English)
Frankfurter Strasse 111
61476 Kronberg/Ts., Germany
(Address of Principal Executive Offices)
     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___.

EXHIBITS
SIGNATURES
EXHIBIT INDEX
EX-10.1: AGREEMENT DATED JUNE 30, 2006

CELANESE AG
     On June 30, 2006, Celanese AG announced that Andreas Pohlmann, Chairman of the Management Board of Celanese AG, has resigned as Chairman of the Board of Celanese AG and also his employment with the parent company of Celanese AG, Celanese Corporation (the “Company”) and its subsidiaries, effective December 31, 2006.
     In connection with Mr. Pohlmann’s voluntary and amicable resignation, Celanese AG, the Company and the Company’s subsidiaries, have entered into an agreement (the “Agreement”) dated as of June 30, 2006 with Andreas Pohlmann, Chairman of the Management Board of Directors of Celanese AG and Executive Vice President and Chief Administrative Officer of the Company. The Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. Under the terms of the Agreement, Mr. Pohlmann will terminate his employment and resign from his positions effective December 31, 2006. A successor to each of the positions has not yet been named. Mr. Pohlmann has agreed to be available after the termination to assist the Company on certain matters. The Agreement provides that he will be paid his salary until December 31, 2007 and will be paid his 2007 target bonus of 80% of his base salary on December 31, 2007, consistent with Mr. Pohlmann’s Employment Agreement. The Employment Agreement was attached as Exhibit 10.28 of the Company’s 10-K filed with the SEC on March 31, 2005. Mr. Pohlmann will also receive his 2006 bonus as provided in his Employment Agreement, and his management incentive bonus of $927,500 as provided in his Bonus Award Letter dated February 23, 2005. The Bonus Award Letter was attached as Exhibit 10.30 of the Company’s Form 10-K filed with the SEC on March 31, 2005. Pursuant to the terms of the Company’s Deferred Compensation Plan, Mr. Pohlmann will be paid $5,198,614 for his 2005 entitlement and $5,198,614 for his 2006 entitlement subject to the Company meeting certain EBIDTA and cash flow targets. The Deferred Compensation Plan was attached as Exhibit 10.21 of the Company’s S-1 filed with the SEC on January 3, 2005. The above description of the Agreement, as well as the transactions contemplated by the Agreement, are not complete and are qualified in their entirety by reference to the attached exhibit.
The agreement is attached hereto as Exhibit 10.1.

EXHIBITS

Exhibit No.	Exhibit Description

10.1	Agreement dated June 30, 2006

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELANESE AG (Registrant)
By:	/s/ Peter Jakobsmeier
Name : Peter Jakobsmeier
	Title:	Member of the Management Board (Chief Financial Officer)

Date: June 30, 2006

EXHIBIT INDEX

Exhibit No.	Exhibit Description

10.1	Agreement dated June 30, 2006